SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Globecomm Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37956X103
(CUSIP Number)

Mr. Charles Frumberg
Emancipation Capital
825 Third Avenue
New York, New York 10022
(212) 605-0661

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emancipation Capital SPV II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 6 of 8 Pages

1	NAME OF REPORTING PERSONS Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,164,043 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,164,043 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,043 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 7 of 8 Pages

The Schedule 13D filed by Emancipation Capital, LP, Emancipation Capital LLC, Emancipation Capital Master, Ltd., Emancipation Capital SPV II LLC and Mr. Charles Frumberg on October 16, 2012 (the "Original Schedule 13D"), relating to the shares of common stock, par value $0.001 per share of Globecomm Systems Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1").

Except as specifically provided herein, Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.  Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons intend to vote all of their shares "against" Proposal 2 contained in the proxy statement for the Issuer's upcoming annual meeting.  The Reporting Persons believe that, as a matter of good governance, the request for an increase in the number of shares that may be issued under the Issuer’s 2006 Stock Incentive Plan (the "Plan") should be contained in a separate proposal from the request to make other revisions to the Plan.  In this case, it is coupled with changes to, among other things, director compensation, which as currently proposed, the Reporting Persons are strongly against.

As a stand-alone matter, the Reporting Persons would not be opposed to increasing the number of shares issuable under the Plan.  However, because the Board of Directors of the Issuer (the "Board") has chosen to couple this proposal with director compensation and other matters, the Reporting Persons have no choice but to vote "against" the proposal in its entirety, and in any case question why these very distinct items were bundled together.

We urge the Board to postpone the vote on Proposal 2 and call a separate Special Meeting of Shareholders of the Issuer to vote on both components of Proposal 2 as separate proposals.

CUSIP No. 37956X103	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2012

Emancipation Capital, LP

By:	Emancipation Capital LLC, its general partner

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Director

Emancipation Capital SPV II LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
Name:	Charles Frumberg
Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg